Filed by Thimble Point Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Thimble Point Acquisition Corp.

Commission File No. 001-39969

Date: November 10, 2021

THIMBLE POINT ACQUISITION CORP.

195 Church Street, 15th Floor

New Haven, Connecticut 06510

**** IMPORTANT REMINDER ****

Dear Thimble Point Acquisition Corp. Stockholder:

By now, you should have received your proxy materials for the 2021 Special Meeting of Stockholders of Thimble Point Acquisition Corp., which is scheduled to be held virtually, via live webcast, on November 23, 2021. You are receiving this reminder letter because your vote(s) were not yet processed at the time that this letter was sent. If you have already voted, we would like to thank you for your vote.

WE URGE YOU TO EXERCISE YOUR RIGHT TO VOTE TODAY.

Your vote is extremely important. PLEASE CAST YOUR VOTE TODAY. The fastest and easiest way to vote is by telephone or over the Internet. Instructions on how to vote your shares over the telephone or Internet are enclosed with this letter.

Your Board recommends that you vote “FOR” ALL proposals. Even if you plan on attending the virtual meeting, we urge you to vote your shares now, so they can be tabulated prior to the meeting.

****PLEASE VOTE TODAY****

Thank you for your investment in Thimble Point Acquisition Corp. and for taking the time to vote your shares.

Sincerely,

/s/ Elon Boms

Elon Boms

Chief Executive Officer

Additional Information and Where to Find It

This release relates to a proposed transaction between Pear and THMA. This release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, THMA filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which included a proxy statement of THMA and a prospectus of THMA. The registration statement on Form S-4, as amended, was declared effective by the SEC on October 26, 2021, and THMA commenced mailing of the definitive proxy statement/prospectus to its shareholders on or about October 29, 2021. THMA also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of THMA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by THMA through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by THMA may be obtained free of charge by written request to THMA at Thimble Point Acquisition Corp., 195 Church Street, 15th Floor, New Haven, Connecticut 06510.

Participants in Solicitation

THMA and Pear and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from THMA’s stockholders in connection with the proposed transaction. Information about THMA’s directors and executive officers and their ownership of THMA’s securities is set forth in THMA’s filings with the SEC, including THMA’s Registration Statement on Form S-1, which was declared effective by the SEC on February 1, 2021. To the extent that holdings of THMA’s securities have changed since the amounts printed in THMA’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.